787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 18, 2014

VIA EDGAR CORRESPONDENCE

Mr. Min S. Oh

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Seasons Series Trust (File No. 811-07725)
SunAmerica Series Trust (File No. 811-07238)
Preliminary Proxy Statement (the “Proxy Statement”)

Dear Mr. Oh:

Seasons Series Trust and SunAmerica Series Trust (the “Trusts”) filed the Proxy Statement on January 29, 2014 pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on February 7, 2014. For your convenience, the substance of those comments has been restated below. The Trusts’ response to each comment is set out immediately under the restated comment. Page references are to the Proxy Statement.

Comment No. 1:         On the “Dear Contract Owner” letter and the Notice of Special Meeting, for proposals 2 and 3, revise the parentheticals to make them more consistent and clearer as to who votes and for what entities.

Response:         The requested changes have been made.

Comment No. 2:         On the Notice of Special Meeting and page 7 of the Proxy Statement, make sure the website links lead directly to the Notice and accompanying proxy statement and confirm whether the links are supposed to be the same.

Response:         The Trusts have confirmed that the website link on the Notice page leads directly to the Notice and proxy statement as noted below:

Important Notice Regarding the Availability of Proxy Materials for the Meeting: This notice and the accompanying proxy statement are available on the Internet at www.2voteproxy.com/sunamerica.

NEW YORK         WASHINGTON         PARIS         LONDON         MILAN         ROME         FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:         On page 2 of the “Overview of the Proposals—Questions & Answers,” in the response to the question “Does the approval of any Proposal depend on the approval of any other Proposal(s) or upon other events?”, disclose the meaning of “sub-proposal.”

Response:         The requested change has been made.

Comment No. 4:         In the summary of proposals and portfolios voting on page 3, list each proposal that requires a separate vote and put the reference to Exhibit G in the text at the beginning of the summary.

Response:         The reference to Exhibit G has been moved as requested. Given the number of Portfolios and the number of separate proposals, and the fact that most of the Portfolios are voting on the same proposals, the Trusts respectfully submit that it would be confusing to shareholders to break out each sub-proposal in the summary. The Trusts respectfully submit that the summary clearly tells shareholders what proposals affect their Portfolios.

Comment No. 5:         On page 11, in the first sentence under “Background,” change “The” to “Each.”

Response:         The requested changes have been made.

Comment No. 6:         On page 11, in the first sentence under “Information regarding the Nominees,” replace the reference to “their dates of birth” to “their ages” to be consistent with the table.

Response:         The requested changes have been made.

Comment No. 7:         On pages 12-13, refer to each nominee’s position with the Trust as “Trustee,” not “Nominee for Trustee,” except for Mr. Harbeck.

Response:         The requested changes have been made.

Comment No. 8:         On page 17, in the chart with the dollar ranges of shares beneficially owned by the Trustee nominees, replace the zeroes with “None.”

Response:         The requested changes have been made.

Comment No. 9:         As required by Item 22(b)(13) of Schedule 14A, confirm the absence of compensation information for the three highest paid officers.

Response:         The Trusts do not pay their officers so no compensation disclosure is required.

Comment No. 10:         Please confirm that the Trusts will provide in their registration statements supplemental disclosure about the fundamental investment restrictions.

Response.         The Trusts confirm that such disclosure will be included in their Statements of Additional Information. Enclosed with this letter is the disclosure being included in Post-Effective Amendment No. 74 to SunAmerica Series Trust’s Registration Statement on Form N-1A, which has been filed pursuant to Rule 485(a) on February 14, 2014. Similar disclosure will be included in the next post-effective amendment to be filed for Seasons Series Trust.

Comment No. 11:         Provide Tandy representations by edgar correspondence.

Response:         The Trust’s Tandy representations are enclosed with this letter.

Comment No. 12:         Provide responses to these comments in a letter to be filed by edgar correspondence before the proxy is mailed.

Response:         The Trusts’ definitive proxy statement is scheduled to be mailed on or about February 18, 2014.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	Nori L. Gabert, Esq., SunAmerica Asset Management, LLC
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP

SAI DISCLOSURE REGARDING FUNDAMENTAL INVESTMENT RESTRICTIONS

The Portfolios’ fundamental investment restrictions will be interpreted broadly. For example, the restrictions will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

The following descriptions of the 1940 Act may assist investors in understanding the above restrictions.

With respect to fundamental investment restriction number 1 above, the 1940 Act permits a Portfolio to borrow money in amounts of up to one-third of the Portfolio’s total assets from banks for any purpose, and to borrow up to an additional 5% of the Portfolio’s total assets from banks or other lenders for temporary purposes. (The Portfolio’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, the 1940 Act requires a Portfolio to maintain an “asset coverage” of at least 300% of the amount of its borrowings (other than the 5% temporary borrowings), provided that in the event that the Portfolio’s asset coverage falls below 300%, the Portfolio is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays). Asset coverage means the ratio that the value of the Portfolio’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. The investment restriction will be interpreted to permit a Portfolio to engage in trading practices and investments that may be considered to be borrowings to the extent consistent with the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending are not considered to be borrowings under the restriction. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the restriction.

With respect to fundamental investment restriction number 2 above, the 1940 Act permits a Portfolio to engage in the underwriting business or underwrite the securities of other issuers within certain limits. A Portfolio engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the 1933 Act. Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the 1933 Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the 1933 Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a Portfolio investing in restricted securities. Although it is not believed that the application of the 1933 Act provisions described above would cause a Portfolio to be engaged in the business of underwriting, investment restriction (2) above will be interpreted not to prevent a Portfolio from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Portfolio may be considered to be an underwriter under the 1933 Act.

With respect to fundamental investment restriction number 3 above, the 1940 Act permits a Portfolio to make loans within certain limits. The fundamental investment restriction permits a Portfolio to engage in securities lending, enter into repurchase agreements, acquire debt and other securities (to the extent deemed lending) and allows the Portfolio to lend money and other assets, in each case to the fullest extent permitted by the 1940 Act. SEC staff interpretations currently prohibit funds from lending portfolio securities of more than one-third of their total assets. Currently, the Portfolios do not, and do not expect to, engage in the lending of securities. If in the future, a Portfolio wished to lend securities, it would be permitted to do so only after it receives Board approval. The fundamental investment restriction will be interpreted not to prevent a Portfolio from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans under the restriction.

With respect to fundamental investment restriction number 4, the 1940 Act prohibits a Portfolio from issuing “senior securities,” which are defined as Portfolio obligations that have a priority over the Portfolio’s shares with respect to the payment of dividends or the distribution of Portfolio assets, except that a Portfolio may borrow money in amounts of up to one-third of the Portfolio’s total assets from banks for any purpose. A Portfolio also may borrow up to an additional 5% of its total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a Portfolio can increase the speculative character of the Portfolio’s outstanding shares through leveraging. Leveraging of the Portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the Portfolio’s net assets remain the same, the total risk to investors is increased to the extent of the Portfolio’s gross assets. The fundamental investment restriction will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to fundamental investment restriction number 5, the 1940 Act does not prohibit a Portfolio from owning real estate; however, a Portfolio is limited in the amount of illiquid assets it may purchase (real estate is generally considered illiquid). Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. To the extent that investments in real estate are considered illiquid, the current SEC staff position generally limits a Portfolio’s purchases of illiquid securities to 15% of net assets. The restriction will be interpreted to permit a Portfolio to invest in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities

With respect to fundamental investment restriction number 6, the 1940 Act does not prohibit a Portfolio from owning commodities, whether physical commodities or contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies). However, a Portfolio is limited in the amount of illiquid assets it may purchase. To the extent that investments in commodities are considered illiquid, the current SEC staff position generally limits a Portfolio’s purchases of illiquid securities to 15% of net assets. If a Portfolio were to invest in a physical commodity or a physical commodity-related instrument, the Portfolio would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The restriction will be interpreted to permit investments in exchange-traded funds that invest in physical and/or financial commodities.

With respect to fundamental investment restriction number 7, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The fundamental investment restriction will be interpreted to refer to concentration as it may be determined from time to time. The fundamental investment restriction also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any of such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit under the restriction on investment in issuers domiciled in a single jurisdiction or country. Finally, the restriction will be interpreted to give broad authority to the Portfolios as to how to classify issuers within or among industries. The SunAmerica Dynamic Allocation Portfolio and the SunAmerica Dynamic Strategy Portfolio do not consider investment companies to be an industry for purposes of this restriction and the investment by a Portfolio in an Underlying Portfolio that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Portfolio in that particular industry or group of industries.

The Cash Management Portfolio is permitted to invest without limit in obligations of domestic commercial banks, if deemed advisable. The “Dogs” of Wall Street, Real Estate, Technology and Telecom Utility Portfolios concentrate in the securities of issuers principally engaged in the business activities having the specific characteristics denoted by the Portfolio. The “Dogs” of Wall Street Portfolio may concentrate in the securities of issuers in the same industry to the extent such investments would be selected according to stock selection criteria. The Real Estate Portfolio invests in securities of real estate companies. The Technology Portfolio invests in the securities of issuers in the technology industry. The Telecom Utility Portfolio invests in securities of utility companies.